Simpson Thacher & Bartlett

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD, CENTRAL

HONG KONG

TELEPHONE: +852-2514-7600

FACSIMILE: +852-2869-7694

Direct Dial Number +852-2514-7620	E-mail Address ygao@stblaw.com

July 31, 2023

CONFIDENTIAL AND VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Jennifer Thompson Mr. Tyler Howes

Re:      BEST Inc.
Form 20-F for the Fiscal Year Ended December 31, 2022
Filed April 21, 2023
File No. 001-38198

Ladies and Gentlemen:

On behalf of our client, BEST Inc., a company organized under the laws of the Cayman Islands (the “Company”), we respond to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 21, 2023 (the “July 21 Comment Letter”) relating to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on April 21, 2023 (the “Annual Report”).

Set forth below are the Company’s responses to the Staff’s comments in the July 21 Comment Letter. The Staff’s comments are retyped below in bold italic font for your ease of reference. The Company respectfully advises the Staff that where the Company proposes to add or revise disclosure in its future annual reports on Form 20-F in response to the Staff’s comments, the changes to be made will be subject to relevant factual updates and changes in relevant laws or regulations, or in interpretations thereof.

michael j.c.M. ceulen	marjory j. ding	daniel fertig	adam C. furber	YI GAO	ADAM S. GOLDBERG	MAKIKO HARUNARI	Ian C. Ho	JONATHAN HWANG	anthony d. king	jin hYUK park	kathryn kING sudol	christopher k.s. wong
resident partners simpson thacher & bartlett, hong kong is an affiliate of simpson thacher & bartlett llp with offices in:
New York	Beijing	Brussels	Houston		LONDON	Los Angeles		Palo Alto	SÃO PAULO		TOKYO	Washington, D.C.

Simpson Thacher & Bartlett
July 31, 2023	-2-	Division of Corporation Finance U.S. Securities and Exchange Commission

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 146

1.	We note your statements that none of your directors or officers are representatives of any PRC government entity and that no shareholder who beneficially owns 10% or more of your total outstanding ordinary shares is controlled by any PRC government entity in connection with your required submission under paragraph (a). Please supplementally describe any materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

The Company respectfully advises the Staff that the Company checked and confirmed with all of the Company’s directors and officers in order to confirm that none of such directors or officers are representatives of any government entity in the PRC. Most of the Company’s directors have non-PRC nationalities and therefore would not be eligible for membership in the Chinese Communist Party (“CCP”), let alone being any representative of any government entity in the PRC.

As to the Company’s shareholders that beneficially own 10% or more of the total outstanding ordinary shares of the Company, namely, (i) Mr. Shao-Ning Johnny Chou, the Company’s founder, chairman and chief executive officer, and (ii) Alibaba Group Holding Limited, Mr. Chou has U.S. nationality, and to the best of our knowledge, neither Mr. Chou nor Alibaba Group Holding Limited is controlled by any government entity in the PRC.

The Company did not rely upon any legal opinions or third party certifications such as affidavits in connection with its required submission under Item 16I(a).

In connection with the required disclosures under Item 16I(b)(2) and (3), as to the Company itself, the Company respectfully advises the Staff that the Company checked and confirmed its register of members in order to confirm that, to the best of its knowledge, (b)(2) no governmental entity in the PRC or the Cayman Islands owns any shares of the Company, and (b)(3) no governmental entity in the PRC has a controlling financial interest with respect to the Company.

In connection with the required disclosures under Item 16I(b)(2) and (3), as to the consolidated foreign operating entities, and as such disclosures have been revised and updated pursuant to Comment 3 of the July 21 Comment Letter, the Company checked and confirmed the shareholdings of the consolidated foreign operating entities, most of which are held as to 100%, in order to confirm that, to the best of its knowledge, (b)(2) no governmental entity in any of the PRC, the British Virgin Islands, Hong Kong, the Cayman Islands, Thailand, Vietnam, Malaysia, Singapore or Cambodia owns any shares of any of the consolidated foreign operating entities, and (b)(3) no governmental entity in the PRC has a controlling financial interest with respect to any of the consolidated foreign operating entities.

Simpson Thacher & Bartlett
July 31, 2023	-3-	Division of Corporation Finance U.S. Securities and Exchange Commission

The Company did not rely upon any legal opinions or third party certifications such as affidavits in connection with its required disclosures under Item 16I(b)(2) and (3).

2.	In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

The Company respectfully advises the Staff that the Company checked and confirmed with all of its directors, and all of the directors of its consolidated foreign operating entities, in order to confirm that none of such members are officials of the CCP. Most of the Company’s consolidated foreign operating entities have one sole director; in most cases, this sole director is Mr. Shao-Ning Johnny Chou. In the minority of cases where a consolidated foreign operating entity of the Company has multiple directors on its board, including Mr. Chou and other directors, most of the other directors have non-PRC nationalities and therefore would not be eligible for membership in, let alone being any official of, the CCP. The Company did not rely upon third party certifications such as affidavits in connection with its disclosure.

3.	We note your statement under Item 16I(b) that your consolidated foreign operating entities are incorporated or otherwise organized in the PRC. We also note your list of significant subsidiaries and consolidated variable interest entity in Exhibit 8.1, which appears to indicate that you have subsidiaries outside the PRC. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.

•      With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.

•      With respect to (b)(3), (b)(4) and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

Simpson Thacher & Bartlett
July 31, 2023	-4-	Division of Corporation Finance U.S. Securities and Exchange Commission

In response to the Staff’s comment, in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023, the Company will revise its disclosures under Item 16I(b), consistent with the updated disclosures set forth in Annex A.

*      *      *

Simpson Thacher & Bartlett
July 31, 2023	-5-	Division of Corporation Finance U.S. Securities and Exchange Commission

If you have any question regarding the Company’s responses to the Staff’s comments, please do not hesitate to contact me at +852-2514-7620 (work), +852-6588-7136 (mobile) or ygao@stblaw.com (email).

Very truly yours,

/s/ Yi Gao

Yi Gao

Enclosure:      Annex A

cc:	Shao-Ning Johnny Chou, Chief Executive Officer

George Chow, Chief Strategy and Investment Officer

Gloria Fan, Chief Financial Officer

BEST Inc.

Annex A

Comment 3

Our company is incorporated in the Cayman Islands. The VIEs and other operating entities being consolidated in our financial statements, or the consolidated foreign operating entities, are incorporated or otherwise organized in the PRC, the British Virgin Islands, Hong Kong, the Cayman Islands, Thailand, Vietnam, Malaysia, Singapore or Cambodia.

To the best of our knowledge, no governmental entity in any of the PRC, the British Virgin Islands, Hong Kong, the Cayman Islands, Thailand, Vietnam, Malaysia, Singapore or Cambodia owns any shares of our company or any of the consolidated foreign operating entities.

To the best of our knowledge, no governmental entity in the PRC (i.e. the applicable foreign jurisdiction with respect to Ernst & Young Hua Ming LLP) has a controlling financial interest with respect to our company or any of the consolidated foreign operating entities.

No member of the board of directors of our company or any of the consolidated foreign operating entities is any official of the Chinese Communist Party.

Neither the memorandum and articles of association of our company nor the articles of incorporation (or equivalent organizing document) of any of the consolidated foreign operating entities contains any charter of the Chinese Communist Party.